August 3, 2005
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	TIB Financial Corp. (the “Company”) Form 10-K for the year ended December 31, 2004 Filed March 16, 2005 File No. 000-21329
Dear Mr. Cascio:
We have received your comment letter dated July 25, 2005. Your comment letter included the following comments:
1.	The audit report included in the Form 10-K filed in EDGAR is not signed. Please amend to include an audit report that includes the conformed signature of your independent auditor. Refer to Regulation S-X, Article 2.

2.	We noted that your auditors did not refer to the United States PCAOB in their audit opinion. Confirm to us that the audit was performed in accordance with the United States PCAOB. In addition, please amend your filing to include a revised audit opinion that complies with PCAOB Standard No. 1.
In response to your comments above, we have re-filed the Report of Crowe Chizek and Company LLC, Independent Registered Public Accounting Firm, to include the conformed signature of the firm and a reference to the “(United States)” Public Company Accounting Oversight Board in the report, which were inadvertently omitted. Furthermore, we hereby confirm, to the best of our knowledge and belief, that the audit performed by Crowe Chizek and Company LLC, our Independent Registered Public Accounting Firm, was performed in accordance with the standards of the United States Public Company Accounting Oversight Board.
Additionally, in connection with our response to your comments, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact us at (239) 263-3344 if you have any questions regarding our response to your comments.

Sincerely,

/s/ David P. Johnson

David P. Johnson Executive Vice President and Chief Financial Officer